EXHIBIT 17

[Salix Pharmaceuticals, Ltd. Letterhead]

May 29, 2003

Dear Valued Stockholder:

We recently sent you information about the 2003 annual meeting of stockholders of Salix Pharmaceuticals, Ltd. to be held on Thursday, June 19, 2003 at 9:00 a.m. This annual meeting is of particular importance to all Salix stockholders because of the ongoing, hostile attempt to take over your Company by Axcan Pharma Inc.

Because of the critical nature of the annual meeting, we are sending you an additional proxy card. We urge you to participate in the critical business of the annual meeting by completing and returning the enclosed WHITE proxy card as soon as possible. If you have already returned a GOLD card, you can easily change your vote by sending in the WHITE proxy card. If you have already sent in the WHITE card, we appreciate your support.

On April 10, 2003, Axcan commenced a hostile offer to acquire your shares of Salix common stock, along with associated rights to acquire preferred stock, for $8.75 per share in cash through its wholly owned subsidiary, Saule Holdings, Inc. On May 20, Axcan revised its tender offer to $10.50 per share in cash. On May 28, the closing price of Salix common stock was $11.70, which is significantly above the offer price of $10.50. This is a blatant attempt to acquire your Company on the cheap, and should be summarily rejected.

After careful consideration and consultations with our independent financial, legal and medical advisors, the Salix Board of Directors’ unanimous view has been and continues to be that the Axcan offer is grossly inadequate, and is not in the best interests of our stockholders. We believe that Salix is poised for significant growth and profitability and can better enhance stockholder value by continuing to execute our business plan. Based on the success of our first marketed product, COLAZAL®, and our estimated potential for Rifaximin (which we expect to launch next year), we strongly believe that there is significant long-term stockholder value in Salix that has yet to be realized.

The numbers speak for themselves. In our first quarter 2003 earnings report issued on May 14, Salix announced that product revenues for COLAZAL had increased 86% over the same prior year period. Prescriptions written in the first quarter of 2003 were up 73% over the prior year period. We have increased sales projections for COLAZAL for the remainder of the year from approximately $50 million to $53 million, representing an increase of 58% compared to 2002. We also announced positive news regarding Phase

III studies of Rifaximin. Our research and discussions with leading medical authorities indicate a large number of diseases that Rifaximin could treat. We believe U.S. sales of Rifaximin in its fifth year could exceed $550 million. In short, we believe our current stock price does not remotely reflect the potential for Rifaximin.

At the annual meeting, Axcan is seeking to replace the five Salix directors with its own nominees. Additionally, Axcan is asking you to adopt a resolution repealing certain revisions to Salix’s Bylaws. Saule Holdings owns 100 shares of common stock that it purchased just last month – solely for the purposes of requesting information from us, suing your Board, and pursuing other actions to take over your Company.

The Salix Board has not amended the Bylaws in any manner since they were adopted. Although we do not currently expect to adopt any amendments, the proposal to repeal amendments to our current Bylaws is part of Axcan’s attempt to interfere with your Board’s ability to exercise its fiduciary duty to enhance stockholder value.

We believe that Salix is establishing excellent momentum in the pharmaceutical marketplace. Your Board of Directors and management team are committed to enhancing the value of your investment in Salix. Not only does the Axcan offer fail to reflect the current value of the Company, it also ignores the potential for long-term growth and stockholder return.

Accordingly, the Salix Board unanimously recommends that you vote “FOR” the five Salix director nominees and “AGAINST” the proposed bylaw resolution.

Sincerely,

/s/ Robert P. Ruscher	/s/ Carolyn J. Logan
Robert P. Ruscher	Carolyn J. Logan
Executive Chairman of the Board	President and Chief Executive Officer

YOUR VOTE IS IMPORTANT

1.	To vote FOR your Company’s nominees, you MUST execute a WHITE proxy card.

2.	The Board of Directors urges you to DISCARD the GOLD proxy card you may have received from Axcan Pharma Inc. A “WITHHOLD AUTHORITY” vote on Axcan’s GOLD proxy card is NOT a vote for the Board’s nominees.

3.	If you voted on a GOLD proxy card BUT WISH TO SUPPORT YOUR COMPANY’S NOMINEES, please sign, date and mail the enclosed

WHITE proxy card in the postage-paid envelope provided as soon as possible.

4.	Remember – ONLY YOUR LATEST DATED PROXY WILL DETERMINE HOW YOUR SHARES ARE TO BE VOTED AT THE MEETING.

5.	If any of your shares are held in the name of a bank, broker or other nominee, please contact the party responsible for your account and direct them to vote your shares for your Company’s nominees on the WHITE proxy card.

For assistance in voting your shares, or for further information, please contact our proxy solicitor.

If you have questions or need assistance in voting your shares, please call:

[Georgeson Shareholder Logo]

17 State Street, 10th Floor

New York, NY 10004

(800) 818-7535 (Toll Free)

Banks and Brokerage Firms please call:

(212) 440-9800